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you,

upper.health
Original audio

upper.health Upper is officially raising investment capital again, but this time with YOU, OUR COMMUNITY! 🏦🏥😊🌲

Why are we letting the public invest at the ground level? So glad you asked! 👇

1️⃣ To allow ✨the people✨ behind the steering wheel of healthcare. As a non-negotiable D2C company, our goal is to give the human-being control over their life and healthcare at all costs.

>> Note: Upper currently has one Corporate (Benefits) account as an employer beta sample, with limited plans on expanding in the Employer & Benefits arena any time soon (and definitely not without a mission-first plan in place).

2️⃣ Long term brand loyalty & engagement

3️⃣ Welcome consumer (shareholder!) feedback and improve direction & operations

4️⃣ Reduce long term dependency on large institutional funding with corporate agenda risk, and venture capital. Upper has always been and will always be for ✨people✨

Overall,

We build for you, we work for you, we hear you, we love you — and we're not scared to say it. Didn't you know healthcare is the profession of love and nurturing? And love is what makes the world a better place. Humanity deserves better. Now, you can suit up and step up with us as little or as much as you'd like.

Our goal is $1,000 from 100 people.

DM us for investment details and the link 👍 And thanks for listening!

Liked by **roseantoinette1** and **others**
November 8, 2023

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